UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        NEW BRUNSWICK SCIENTIFIC CO. INC.
                                (Name of Issuer)

                         Common Stock, $0.0625 par value
                         (Title of Class of Securities)

                                    642876106
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                               Hutner Klarish LLP
                            1359 Broadway, Suite 2001
                               New York, NY 10018
                                 (212) 868-3777

                                 August 11, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP No. 64287610                                             Page 2 of 7 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ira Albert
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    585,763 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           585,763 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      585,763 (includes 317,927 shares owned by Albert Investment Associates, L.P. and 245,297 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $0.0625 value per share (the "Common Stock"), of New Brunswick Scientific Co. Inc., a New Jersey corporation (the "Issuer"). The Issuer maintains its principal executive office at 44 Talmadge Road, Edison, NJ 08818-4005.

Item 2.     Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him (including members of his immediate family) and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) Ira Albert filed an initial Schedule 13D for an event of January 12, 2006 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

            Ira Albert and members of his immediate family directly own 22,539 shares of the Issuer's Common Stock for which they paid $137,134. Albert Investment Strategies has discretionary authority over accounts which own 245,297 shares of the Issuer's Common Stock for which such accounts paid a total of $1,519,846 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 317,927 shares of the Issuer's Common Stock for which it paid $2,062,700 from its working capital.

Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 9,204,406 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 1, 2006) directly beneficially owned by each Reporting Person is as follows:

                                                                 Percentage of
Name                                Number of Shares          Outstanding Shares
----                                ----------------          ------------------

Ira Albert and family                    22,539                      0.2%

Albert Partnership                      317,927                      3.5%

Albert discretionary                    245,297                      2.7%
accounts


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

            (b) Mr. Albert has sole power to vote and sole power to dispose or to direct the disposition of 585,763 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

                                            /s/ Ira Albert
                                            ----------------------------------
                                                       Ira Albert


                                          ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By:   ALBERT INVESTMENT STRATEGIES, INC.,
                                               general partner


                                    By:        /s/ Ira Albert
                                               -------------------------------
                                                     Ira Albert, President


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

                                                                      APPENDIX A

                                 TRANSACTIONS IN
                        NEW BRUNSWICK SCIENTIFIC CO. INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

1. Albert Investment Associates, Inc.

                              No. of
             Trade            Shares        Price Per            Cost of
              Date         Purchased          Share            Purchases
              ----         ---------          -----            ---------

        06/15/2006             2,000          $8.02           $16,030.00
        06/16/2006               300           7.64             2,292.00
        06/19/2006             1,000           8.00             8,010.00
        06/20/2006             1,000           8.00             8,009.00
        06/22/2006             1,000           7.99             8,009.00
        06/23/2006             1,000           7.99             8,009.00
        06/26/2006             1,000           7.90             8,000.00
        06/28/2006               700           7.90             8,000.00
        07/05/2006               200           7.86             1,582.00
        07/13/2006             1,400           7.23            10,221.00
        07/24/2006             1,000           7.47             7,480.00
        08/09/2006             2,500           7.29            18,235.00
        08/10/2006             8,000           7.72            61,770.00
        08/10/2006            17,200           7.65           132,617.00
        08/11/2006             2,000           7.96            15,425.00
                              ------                         -----------
                              40,300                         $313,689.00

2. Ira Albert and Family

                              No. of
             Trade            Shares        Price Per            Cost of
              Date         Purchased          Share            Purchases
              ----         ---------          -----            ---------

        06/19/2006             1,000          $7.93            $7,940.00
        07/13/2006               200           7.25             1,460.00
                               -----                           ---------
                               1,200                           $9,400.00


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

3. Ira Albert Discretionary Accounts

                              No. of
             Trade            Shares        Price Per            Cost of
              Date         Purchased          Share            Purchases
              ----         ---------          -----            ---------

        06/29/2006             2,100          $8.08           $16,181.00
        06/30/2006             1,500           8.11            12,158.00
        07/21/2006             3,000           7.89            23,670.00
        08/10/2006             2,000           7.75            15,508.00
                               -----                          ----------
                               8,600                          $67,517.00


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